Table of Contents

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2019			Three months ended September 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,728	–	1,728	1,708	–	1,708
Cost of sales		(1,430)	(5)	(1,435)	(1,426)	(46)	(1,472)
Gross profit		298	(5)	293	282	(46)	236
Sales, general and administration expenses		(80)	(28)	(108)	(69)	–	(69)
Intangible amortization		(59)	—	(59)	(59)	–	(59)
Operating profit		159	(33)	126	154	(46)	108
Net finance expense	6	(182)	(112)	(294)	(163)	(23)	(186)
Loss before tax		(23)	(145)	(168)	(9)	(69)	(78)
Income tax (charge)/credit		(13)	17	4	(11)	10	(1)
Loss from continuing operations		(36)	(128)	(164)	(20)	(59)	(79)
Profit from discontinued operation	13	70	(2)	68	47	(1)	46
Profit/(loss) for the period		34	(130)	(96)	27	(60)	(33)

Loss attributable to:
Owners of the parent				(94)			(34)
Non-controlling interests				(2)			1
Loss for the period				(96)			(33)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2019			Nine months ended September 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	5,079	–	5,079	5,087	–	5,087
Cost of sales		(4,248)	2	(4,246)	(4,280)	(99)	(4,379)
Gross profit		831	2	833	807	(99)	708
Sales, general and administration expenses		(234)	(42)	(276)	(218)	(11)	(229)
Intangible amortization		(176)	–	(176)	(179)	—	(179)
Operating profit		421	(40)	381	410	(110)	300
Net finance expense	6	(489)	(112)	(601)	(474)	(23)	(497)
Loss before tax		(68)	(152)	(220)	(64)	(133)	(197)
Income tax (charge)/credit		(23)	28	5	(26)	22	(4)
Loss from continuing operations		(91)	(124)	(215)	(90)	(111)	(201)
Profit from discontinued operation	13	144	(10)	134	134	(9)	125
Profit/(loss) for the period		53	(134)	(81)	44	(120)	(76)

Loss attributable to:
Owners of the parent				(85)			(80)
Non-controlling interests				4			4
Loss for the period				(81)			(76)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m

Loss for the period		(96)	(33)	(81)	(76)

Other comprehensive (expense)/income

Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		118	32	143	120
		118	32	143	120
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		24	14	66	41
-Movement out of reserve to income statement		(17)	(3)	(29)	(57)
-Movement in deferred tax		2	—	1	1
		9	11	38	(15)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		—	(4)	(11)	11
-Movement out of reserve		(12)	(2)	(12)	(2)
		(12)	(6)	(23)	9
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	10	(88)	21	(171)	115
-Deferred tax movement on employee benefit obligations		25	(5)	46	(25)
		(63)	16	(125)	90

Total other comprehensive income for the period		52	53	33	204

Total comprehensive (expense)/income for the period		(44)	20	(48)	128

Attributable to:
Owners of the parent		(41)	23	(49)	121
Non-controlling interests		(3)	(3)	1	7
Total comprehensive (expense)/income for the period		(44)	20	(48)	128

Attributable to equity holders:
Continuing operations		(57)	(6)	(112)	44
Discontinued operation		13	26	64	84
Total comprehensive (expense)/income for the period		(44)	20	(48)	128

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2019	2018
	Note	$'m	$'m

Non current assets
Intangible assets	7	2,894	3,601
Property, plant and equipment	7	2,546	3,388
Derivative financial instruments		30	11
Deferred tax assets		235	254
Other non-current assets		66	24
		5,771	7,278
Current assets
Inventories		889	1,284
Trade and other receivables		866	1,053
Contract asset		149	160
Derivative financial instruments		3	9
Cash and cash equivalents		544	565
		2,451	3,071
Assets held for sale	13	2,450	—
TOTAL ASSETS		10,672	10,349
Equity attributable to owners of the parent
Issued capital	8	—	—
Other reserves		252	82
Retained earnings		(3,455)	(3,206)
		(3,203)	(3,124)
Non-controlling interests		(121)	(116)
TOTAL EQUITY		(3,324)	(3,240)
Non-current liabilities
Borrowings	9	9,445	9,455
Lease obligations	9	273	32
Employee benefit obligations		724	957
Derivative financial instruments		13	107
Deferred tax liabilities		377	543
Provisions		29	38
		10,861	11,132
Current liabilities
Borrowings	9	236	114
Lease obligations	9	60	4
Interest payable		77	115
Derivative financial instruments		22	38
Trade and other payables		1,432	1,984
Income tax payable		102	114
Provisions		55	88
		1,984	2,457
Liabilities held for sale	13	1,151	—
TOTAL LIABILITIES		13,996	13,589
TOTAL EQUITY and LIABILITIES		10,672	10,349

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to the owner of the parent
		Foreign
		currency	Cash flow	Cost of			Non-
	Share	translation	hedge	hedging	Retained		controlling	Total
	capital	reserve	reserve	reserve	earnings(i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2019	—	123	(72)	31	(3,248)	(3,166)	(120)	(3,286)
(Loss)/profit for the period	—	—	—	—	(85)	(85)	4	(81)
Other comprehensive income/(expense)	—	143	38	(23)	(122)	36	3	39
Hedging losses transferred to cost of inventory	—	—	12	—	—	12	—	12
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(8)	(8)
At September 30, 2019	—	266	(22)	8	(3,455)	(3,203)	(121)	(3,324)

At January 1, 2018	—	(44)	(48)	18	(2,953)	(3,027)	(99)	(3,126)
(Loss)/profit for the period	—	—	—	—	(80)	(80)	4	(76)
Other comprehensive income/(expense)	—	120	(15)	9	87	201	3	204
Hedging gains transferred to cost of inventory	—	—	(9)	—	—	(9)	—	(9)
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(8)	(8)
At September 30, 2018	—	76	(72)	27	(2,946)	(2,915)	(100)	(3,015)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $42 million and non-controlling interests at January 1, 2019 have also been re-presented by $4 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	11	386	306	717	549
Interest paid (i)		(178)	(135)	(446)	(402)
Income tax paid (i)		(5)	(14)	(38)	(61)
Net cash from operating activities - continuing operations		203	157	233	86
Net cash from operating activities - discontinued operation		139	75	159	163
Net cash from operating activities		342	232	392	249

Cash flows from investing activities
Purchase of property, plant and equipment		(123)	(91)	(397)	(357)
Purchase of software and other intangibles		(2)	(4)	(8)	(10)
Proceeds from disposal of property, plant and equipment		1	1	1	5
Investing cash flows used in continuing operations		(124)	(94)	(404)	(362)
Investing cash flows used in discontinued operation		(28)	(21)	(96)	(70)
Net cash used in investing activities		(152)	(115)	(500)	(432)

Cash flows from financing activities
Repayment of borrowings		(1,652)	(440)	(1,652)	(441)
Proceeds from borrowings		1,706	295	1,923	295
Consideration paid on extinguishment of derivative financial instruments	9	23	(44)	9	(44)
Dividends paid by subsidiary to non-controlling interest		(3)	(3)	(8)	(8)
Deferred debt issue costs paid		(12)	–	(12)	(5)
Lease payments		(19)	(1)	(55)	(3)
Early redemption premium paid		(90)	(7)	(90)	(7)
Financing cash flows from continuing operations		(47)	(200)	115	(213)
Financing cash flows from discontinued operation		15	–	–	(1)
Net cash (outflow)/inflow from financing activities		(32)	(200)	115	(214)

Net increase/(decrease) in cash and cash equivalents		158	(83)	7	(397)

Cash and cash equivalents at beginning of period		411	501	565	823
Foreign exchange losses on cash and cash equivalents		(22)	(3)	(25)	(11)
Cash and cash equivalents at end of period (ii)		547	415	547	415

(i)  Operating cash flows for discontinued operations for the nine months ended September 30, 2019, include interest and income tax payments of $5 million and $16 million respectively (2018: $1 million and $4 million).

(ii)  Included within cash and cash equivalents of $547 million is $544 million of cash relating to continuing operations and $3 million of cash within assets held for sale.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh Group S.A. (“Ardagh”) and its subsidiaries (together the “Ardagh Group”). All of the financing of the Group other than the 7.125%/7.875% $770 million Senior Secured Toggle Notes due 2023, and the 6.625%/7.375% €845 million Senior Secured Toggle Notes due 2023 (together the “Toggle Notes”, see Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and nine months ended September  30, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of ARD Finance S.A. (the “Board”) on October 30, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The

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Table of Contents	Exhibit 99.1

unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

On July 15, 2019, the Group announced that it had entered into an agreement to combine its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), a leading producer of aluminum containers, to form Trivium Packaging B.V. (“Trivium”), a global leader in metal packaging. Trivium will be jointly controlled by Ardagh and Ontario Teachers. As part of the transaction, which is expected to complete on October 31, 2019, Ardagh will receive a stake of approximately 43% in Trivium. The remaining approximately 57% will be held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). On August 2, 2019, the transaction became highly probable when Trivium completed the debt financing which it intends to use to fund the transaction. As a result, Food & Specialty has been reported as a discontinued operation in the nine months ended September 30, 2019. Consequently, the Group’s segments have been updated, see note 4, Segment Analysis, for further details.

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and

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Table of Contents	Exhibit 99.1

disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease is extended or not terminated.

The principal impact on the consolidated interim statement of financial position as at the adoption date of January 1, 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognized based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Net cash generated from operations for the three and nine months ended September 30, 2019, increased by $21 million and $65 million respectively due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated interim income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA for the three and nine months ended September 30, 2019 of $25 million and $72 million respectively, of which $20 million and $62 million respectively are related to such leases recognized as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance lease obligations as of December 31, 2018	36
Total lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of September 30, 2019, excluding such lease liabilities reported within liabilities held for sale, is as follows:

$'m
Not later than one year	80
Later than one year and not later than five years	199
Later than five years	169
448

Please refer to Notes 6, 7 and 9 for further information related to the Group’s leasing obligations.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

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Table of Contents	Exhibit 99.1

The Group applied IFRIC 23 on its mandatory adoption date of January 1, 2019. The application of this interpretation does not have a material impact on the consolidated interim financial statements of the Group.

 Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.Segment analysis

Following the Group’s announcement to combine Food and Specialty with Exal to form Trivium, the composition of the Group’s operating and reporting segments changed. Food and Specialty has been classified as discontinued. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of ARD Finance S.A., who in addition to certain members of the Board of Directors of Ardagh Group S.A. have been identified as the Chief Operating Decision Maker (“CODM”) for the Group. The comparative amounts have been reclassified for the purposes of consistency. The following are the Group’s four operating and reportable segments:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations	(164)	(79)	(215)	(201)
Income tax (credit)/charge	(4)	1	(5)	4
Net finance expense	294	186	601	497
Depreciation and amortization	161	148	485	450
Exceptional operating items	33	46	40	110
Adjusted EBITDA from continuing operations	320	302	906	860

Profit from discontinued operation	68	46	134	125
Income tax charge	26	21	55	51
Net finance (income)/expense	(4)	2	2	6
Depreciation and amortization	10	28	71	86
Exceptional operating items	4	1	14	12
Adjusted EBITDA from discontinued operation	104	98	276	280

Adjusted EBITDA	424	400	1,182	1,140

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Table of Contents	Exhibit 99.1

Segment results for the three months ended September 30, 2019 and 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	412	464	414	438	1,728	649	2,377
Adjusted EBITDA	68	67	108	77	320	104	424
Capital expenditure	20	30	41	33	124	28	152

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	415	440	420	433	1,708	682	2,390
Adjusted EBITDA	75	57	103	67	302	98	400
Capital expenditure	20	16	24	34	94	21	115

Segment results as at and for the nine months ended September 30, 2019 and 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,215	1,359	1,218	1,287	5,079	1,786	6,865
Adjusted EBITDA	209	184	292	221	906	276	1,182
Capital expenditure	72	87	128	117	404	96	500

Segment assets	2,231	1,634	1,983	2,368	8,216	2,450	10,666

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,237	1,310	1,236	1,304	5,087	1,874	6,961
Adjusted EBITDA	217	161	274	208	860	280	1,140
Capital expenditure	82	54	105	121	362	70	432

Segment assets as at December 31, 2018:
Segment assets	2,327	1,585	1,819	2,197	7,928	2,386	10,314

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Table of Contents	Exhibit 99.1

No customer accounted for greater than 10% of total revenue in the nine months ended September 30, 2019 (2018: none).

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets across our reportable segments.

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	407	1	4	412
Metal Beverage Packaging Americas	–	379	85	464
Glass Packaging Europe	404	2	8	414
Glass Packaging North America	–	438	–	438
Continuing operations	811	820	97	1,728
Discontinued operation	463	144	42	649
Group	1,274	964	139	2,377

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	413	–	2	415
Metal Beverage Packaging Americas	–	355	85	440
Glass Packaging Europe	410	3	7	420
Glass Packaging North America	–	433	–	433
Continuing operations	823	791	94	1,708
Discontinued operation	489	145	48	682
Group	1,312	936	142	2,390

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,203	4	8	1,215
Metal Beverage Packaging Americas	2	1,075	282	1,359
Glass Packaging Europe	1,180	5	33	1,218
Glass Packaging North America	–	1,287	–	1,287
Continuing operations	2,385	2,371	323	5,079
Discontinued operation	1,322	338	126	1,786
Group	3,707	2,709	449	6,865

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Table of Contents	Exhibit 99.1

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,232	1	4	1,237
Metal Beverage Packaging Americas	–	1,023	287	1,310
Glass Packaging Europe	1,202	9	25	1,236
Glass Packaging North America	–	1,295	9	1,304
Continuing operations	2,434	2,328	325	5,087
Discontinued operation	1,390	348	136	1,874
Group	3,824	2,676	461	6,961

5.Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	–	11	7	51
Start-up related costs	4	26	8	39
Impairment	1	9	5	9
Past service credit	–	–	(37)	–
Legal matter	–	–	15	–
Exceptional items – cost of sales	5	46	(2)	99
Transaction-related costs	28	–	42	11
Exceptional items – SGA expenses	28	–	42	11
Debt refinancing and settlement costs	105	17	105	17
Loss on termination of derivative financial instruments	7	6	7	6
Exceptional items – finance expense	112	23	112	23
Exceptional items from continuing operations	145	69	152	133
Exceptional items from discontinued operation	4	1	14	12
Total exceptional items	149	70	166	145

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Table of Contents	Exhibit 99.1

Exceptional items of $166 million have been recognized in the nine months ended September 30, 2019, primarily comprising:

•

$20 million related to the Group’s capacity realignment programs, including restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•	$15 million related to a legal matter as described in Note 14 of the unaudited consolidated interim financial statements.
•	$42 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation.
•

$112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.

•	$14 million related to exceptional items from discontinued operation.

Exceptional items of $145 million have been recognized in the nine months ended September 30, 2018 primarily comprising:

•

$99 million related to the Group’s capacity realignment programs, including start-up related costs ($39 million), restructuring costs ($51 million) and property, plant and equipment impairment charges ($9 million). These costs were incurred in Glass Packaging North America ($69 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging Europe ($20 million) and Metal Beverage Packaging Americas ($5 million).

•	$11 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•

$17 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro cross currency interest rate swap (“CCIRS”) in July 2018.
•	$12 million exceptional items from discontinued operation.

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Table of Contents	Exhibit 99.1

6.Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	128	132	389	414
Other interest expense	12	4	32	12
Interest expense	140	136	421	426
Foreign currency translation losses	41	14	51	35
Net pension interest costs	4	5	13	13
(Gain)/loss on derivative financial instruments	(3)	8	4	–
Finance expense before exceptional items	182	163	489	474
Exceptional finance expense (Note 5)	112	23	112	23
Net finance expense from continuing operations	294	186	601	497
Net finance (income)/expense from discontinued operation	(4)	2	2	6
Net finance expense	290	188	603	503

During the three and nine months ended September 30, 2019, the continuing operations of the Group recognized $4 million and $14 million respectively related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1 ,2019 (Note 3)	–	–	–	–	–	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	–	–	11	10	21	539
Disposal	–	–	–	–	—	(15)
Charge for the period	–	(165)	(21)	(6)	(192)	(364)
Assets classified as held for sale	(320)	(56)	(42)	(35)	(453)	(1,177)
Impairment (Note 5)	–	–	–	–	—	(5)
Transfers	–	–	(9)	9	—	–
Foreign exchange	(46)	(33)	(2)	(2)	(83)	(110)
Net book value at September 30, 2019	1,604	1,229	39	22	2,894	2,546

At September 30, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At September 30, 2019	155	125	8	288

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Table of Contents	Exhibit 99.1

The net carrying amount of the right-of-use assets related to finance leases at December 31, 2018 was $29 million. Total additions to the right-of-use assets during the nine months ended September 30, 2019 were $113 million. An amount of $71 million has been reclassified to assets held for sale.

The Group recognized a depreciation charge for continuing operations of $309 million in the nine months ended September 30, 2019, of which $52 million related to right-of-use assets (Land and buildings: $26 million, Plant and machinery: $19 million, Office equipment and vehicles: $7 million).

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at September 30, 2019.

8.Issued capital

Issued and fully paid shares:

	Number of
	shares
	(millions)	$'m
At December 31, 2018 and September 30, 2019
Ordinary shares (par value €0.01)	10.3	—

There were no share transactions in the nine months ended September 30, 2019.

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Table of Contents	Exhibit 99.1

9.Financial assets and liabilities

At September 30, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	920	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	817	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	479	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
2.125% Senior Secured Notes	EUR	440	15-Aug-26	Bullet	440	479	—
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	492	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,711	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	817	—
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	—
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	230	230	588
Lease Obligations	USD/GBP/EUR			Amortizing		333	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		7	1
Total borrowings / undrawn facilities for continuing operations						10,070	589
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities for continuing operations						10,014	589
Cash and cash equivalents						(544)	544
Derivative financial instruments used to hedge foreign currency and interest rate risk						(21)	—
Net debt / available liquidity for continuing operations						9,449	1,133
Net debt / available liquidity for discontinued operation						92	3
Net debt / available liquidity						9,541	1,136

Net debt includes $80 million of lease obligations, $15 million other borrowings and $3 million relating to restricted cash relating to the discontinued operation.

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

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Table of Contents	Exhibit 99.1

The fair value of the Group’s total borrowings excluding lease obligations at September 30, 2019 is $10,000 million (December 31, 2018: $9,327 million).

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	967	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings / undrawn facilities						9,672	640
Deferred debt issue costs and bond premiums						(67)	—
Net borrowings / undrawn facilities						9,605	640
Cash and cash equivalents						(565)	565
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						9,153	1,205

Financing activity

2019

Lease obligations of $413 million ($333 million relating to continuing operations and $80 million relating to discontinued operation) primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019 as well as $113 million of new leases, partly offset by $68 million of principal repayments in the nine months ended September 30, 2019.

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Table of Contents	Exhibit 99.1

On 12 August 2019, the Group issued $1,793 million through a combination of Senior Secured Notes and Senior Notes. The net proceeds from the issuance of these notes were used to repay the $1,650 million 7.250% Senior Notes due 2024. These notes were repaid on 13 August 2019.

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net asset at September 30, 2019 of $21 million (December 31, 2018: $113 million net liability).

On February 15, 2019 the Group’s $200 million U.S. dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

On August 12, 2019, the Group terminated a number of CCIRS. The total fair value of these swaps at termination was $17 million and the cash receipt on these swaps was $23 million. The Group entered into a new $500 million U.S. dollar to euro CCIRS on August 12, 2019.

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

10.Employee benefit obligations

Employee benefit obligations at September 30, 2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $88 million and $171 million (2018: gain of $21 million and $115 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2019 respectively. Included in liabilities held for sale are employee benefit obligations of $317 million.

11.Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations	(164)	(79)	(215)	(201)
Income tax (credit)/charge	(4)	1	(5)	4
Net finance expense	294	186	601	497
Depreciation and amortization	161	148	485	450
Exceptional operating items	33	46	40	110
Movement in working capital	78	38	(152)	(221)
Transaction-related, start-up and other exceptional costs paid	(11)	(29)	(28)	(70)
Exceptional restructuring paid	(1)	(5)	(9)	(20)
Cash generated from continuing operations	386	306	717	549

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Table of Contents	Exhibit 99.1

12.Related party transactions

There have been no transactions in the nine months ended September 30, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

13.Discontinued Operation

On July 15, 2019, the Ardagh Group announced that it had entered into an agreement to combine Food & Specialty, with the business of Exal to form Trivium, a global leader in metal packaging. On August 2, 2019, the transaction became highly probable when Trivium completed the debt financing which it intends to use to fund the transaction. Consequently, Food & Specialty has been accounted for as a discontinued operation for all periods up to September 30, 2019, the results of which are detailed below.

The agreed transaction closing date is October 31, 2019. Trivium will be jointly controlled by Ardagh and Ontario Teachers. Ardagh will receive a stake of approximately 43% in Trivium and $2,500 million in cash proceeds, subject to customary completion account adjustments. The remaining approximately 57% interest in Trivium will be held by Ontario Teachers. The Ardagh Group expects to recognize a significant gain on the transaction on closing.

Results of discontinued operation

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Revenue	649	682	1,786	1,874
Expenses	(555)	(615)	(1,597)	(1,698)
Profit before tax	94	67	189	176
Income tax charge	(26)	(21)	(55)	(51)
Profit from discontinued operation	68	46	134	125

Total comprehensive income from discontinued operation
Attributable to equity holders	13	26	64	84

Assets and liabilities held for sale

Following the agreement to combine Food & Specialty with Exal to form Trivium, the assets and liabilities in the Food & Specialty operations have been classified as held for sale in the consolidated statement of financial position at September 30, 2019.

The sale of Food & Specialty represents the disposal of one disposal group. Assets and liabilities relating to the Food & Specialty operations are classified as held for sale as the carrying amount will be recovered principally through the sale rather than through continuing use, the assets are available for immediate sale in their present condition and the sale is highly probable. On classification as held for sale, an impairment test was performed on the disposal group and no impairment was identified.

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Table of Contents	Exhibit 99.1

The relevant assets and liabilities are detailed in the table below.

At September 30,
2019
$'m

Non-current assets	1,705
Current assets	745
Total Assets Held for Sale	2,450

Non-current liabilities	547
Current liabilities	604
Total Liabilities Held for Sale	1,151

14.Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh Group’s Food & Specialty business which is being sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh Group has agreed to indemnify the buyer of the Food & Specialty business for certain losses in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage, no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. On July 12, 2019, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Arbitration proceedings are

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Table of Contents	Exhibit 99.1

ongoing to enforce the indemnity. The results for the nine months ended September 30, 2019 include the provision for the court award and related interest of $14 million and the receivable for the tax adjusted indemnity.

On October 8, 2019, Ardagh paid the court award and related interests to the plaintiffs.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

15.Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal beverage packaging products is largely related to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Beverage Packaging Europe and Metal Beverage Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

16.Events after the reporting period

In relation to the patent litigation of the Group’s U.S. glass business, formerly VNA, on October 8, 2019, Ardagh Group paid the court award and related interests to the plaintiffs.

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